Exhibit 16.1



August 29, 1995




Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Tangram Enterprise Solutions, Inc., and under the date of February 23, 1995, we reported on the financial statements of Tangram Enterprise Solutions, Inc. as of and for the years ended December 31, 1994 and 1993. On August 22, 1995, our appointment as principal accountants was terminated. We have read Tangram Enterprise Solutions, Inc.'s statements under Item 4 of its Form 8-K dated August 29, 1995, and we agree with such statements, except that we are not in the position to agree or disagree with Tangram Enterprise Solution, Inc.'s statement regarding its intention to retain Ernst & Young LLP as its independent public accountants.


Very truly yours,


/s/ KPMG Peat Marwick LLP


KPMG PEAT MARWICK LLP